Exhibit 99.1

 PACIFIC THERAPEUTICS ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA- (October 10, 2013,) – Pacific Therapeutics Ltd. (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets.

Mr. Doug Unwin, President and CEO of Pacific Therapeutics Ltd. (the “Issuer”) is pleased to announce the closing of the first tranche of its non-brokered private placement previously announced September 26, 2013. The Company has received gross proceeds of $108,000 and has issued 2,160,000 units to subscribers in the first tranche of the placement. Each unit was offered at a price of $0.05 and consists of one common share in the Company and one share purchase warrant. The warrants are exercisable to purchase an additional common share at a price of $0.10 until October 8, 2016.

In connection with the placement the Company also issued 90,000 Finders warrants also exercisable at $0.10 per warrant until October 8, 2013 as well as a cash finder’s fee of $4,500.

The Company will proceed with the balance of the offering up to $500,000 and intends to use the proceeds of the Private Placement for general working capital and investor relations.

ABOUT PACIFIC THERAPEUTICS LTD.

Pacific Therapeutics Ltd is a clinical stage specialty pharmaceutical company focused on the identification and development of drug candidates suitable for reformulation and repurposing. Its lead programs focus diseases of excessive scarring (fibrosis).

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com On Behalf of the Board of Directors

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.